

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2010

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19711

> **Re:** **Crown Dynamics Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 23, 2010**
> **File No. 333-169501**

Dear Sir/Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Facing Page

1.　We note your statement that you intend to commence the sale of your securities within one month after your registration statement is effective. Please provide us your analysis of how you are eligible to delay your offering consistent with Rule 415.

Prospectus

2.　Please tell us how you have complied with Regulation S-K Item 502(b).

Prospectus Cover Page

3.　We reissue prior comment 1 because that comment addressed the disclosure on your prospectus cover page, but instead you revised the facing page of your Form S-1. Also note that prior comment 1 asked for you to disclose a date, not merely a time period from which investors must calculate the date.

Our Company, page 5

4. Regarding your disclosure added in response to prior comment 15:

    • Please file as part of your document the linked information as explained in footnote 41 of Release 33-7856 (April 28, 2000).
    • Given your responsibility for your registration statement under the federal securities laws, it is inappropriate to merely "assume" the accuracy of the information in your document as you mention in this section. Please revise accordingly.

5. Please highlight in your prospectus summary your statement on page 28 regarding the primary market in which you plan to sell any product you develop.

If we are unable to obtain funding for development of a valid prototype, page 10

6. We reissue prior comment 4 which asked you to provide us a copy of the analysis and source data.

7. Please tell us (1) whether you are aware of the extent to which the disclosed cost estimates to develop patents sold to other entities by the person who sold you your patent are similar to your estimates and (2) any known reasons for the similarity.

8. We note your response to prior comment 5; however, you continue to refer to "discussions with companies." It is unclear why you believe such a vague statement provides investors sufficient information to evaluate your disclosure without identifying the companies and filing their consent. Please advise or revise.

We may be subject to intellectual property litigation, page 13

9. Your response to prior comment 6 does not clarify why you are not aware of publicly available data regarding existing patents; therefore, we reissue the comment.

You will experience difficulties in attempting to enforce liabilities, page 13

10. It does not appear that you have provided the disclosure requested in prior comment 8. Therefore, we reissue the comment. In your revised disclosure, clarify why you believe Israel may not permit lawsuits for enforcement of judgments based on United States laws and why you believe it is uncertain whether a decision from a United States court would be accepted in Israel.

The offering price of our common stock could be higher than the market value, page 14

11.   Please reconcile your reference to management's valuation in this risk factor with your statement under "Determination of Offering Price" on page 15 that there has been no valuation. Provide us a copy of any valuation analysis.

There is no established public market for our common stock, page 14

12.   Please provide us the basis for your disclosure added in your response to prior comment 11; cite all authority on which you rely.

13.   Your added statement that your shares "will be freely tradable" on the OTC Bulletin Board seems to conflict with the previous sentence of your disclosure. Please clarify.

Use of Proceeds, page 14

14.   Please tell us why your disclosure added in response to prior comment 12 does not address all possible payments to your officers and directors.

Dilution, page 15

15.   Regulation S-K Item 506(a) requires that your analysis in the first table begin with net tangible book value per share before the offering, not including the proceeds of the offering as you disclose you have done. Please revise accordingly.

Our Business, page 16

16.   We note your response to the first bullet point of prior comment 14. Please tell us, with a view to disclosure, whether the inventor mentioned in the third paragraph of this section is an attorney with the same firm as the patent attorneys mentioned in the sixth paragraph.

17.   Please clarify why you would purchase a patent to which you already had all "right, title, and interest" according to the first "WHEREAS" clause of exhibit 10.1.

18.   We note your responses to the fourth and fifth bullet points of prior comment 14. However, your disclosure that "To the best of [y]our knowledge, the patent inventor has no other patented technologies for specialized toothbrushes or any intention to sell a similar patent to different parties" does not appear to address those bullet points as to whether the seller sold patented technology regarding the same category of product to other parties. For example, we note from the website www.patentim.com that Illanit Appelfeld is with the firm Appelfeld Zer Fisher & Weiler and from page 4 of the amended Form S-1 of Dynamic Ventures filed on March 16, 2010 that the Appelfeld Zer Fisher law firm sold to Dynamic Ventures a patented technology for a specialized toothbrush with longitudinal and lateral motion conversions. Please advise or revise.

19.   Regarding your response to the seventh bullet point of prior comment 14, please tell us why you have not disclosed:

   - whether purchasers from the seller of other patented technologies for a toothbrush have been able to commercialize the patent; and
   - whether the purchasers have changed their plans.

   In this regard, we note the disclosure on page F-4 of the Form 10-Q of Dynamic Ventures filed on December 6, 2010 that Dynamic Ventures initially intended to engage in the manufacturing and distribution of a non-powered toothbrush that "never materialized" and that on August 2, 2010 Dynamic Ventures entered into a share exchange agreement with Bundled Builder Solutions Inc.

20.   Regarding the penultimate sentence of the sixth paragraph of this section:

   - Clarify the reference to "any other purchases of other patented technologies." For example, it is unclear if you are referring to purchases of any kind of technologies from Illanit Appelfeld.
   - Clarify the difference between "commercialized" patents and those "on the market."
   - Tell us which purchases of other technology are now on the market as you mention in the penultimate sentence.

21.   Please tell us what market data was used "from the patent itself" that you referred to in the first sentence of your response to prior comment 16.

22.   Please expand your response to prior comment 17 to explain fully whether you need any government approval for your proposed product and whether there are any existing or probable government regulations on your business. See Regulation S-K Item 101(h)(4)(viii) and (ix).

General Development, page 16

23.   We note your response to prior comment 18. Please reconcile the disclosure in the penultimate paragraph of this section about a range of one to nine months with the disclosure in the third paragraph on page 20 about nine months.

24.   Your response to prior comment 19 about your patent does not provide objective support for your statement in the first paragraph on page 17 that the patent you cite has been proven sound but failed to achieve its goal. Therefore, we reissue the comment.

Business Summary and Background, page 17

25.   Please expand your response to prior comment 20 to tell us about the inventor's experience in the dental field.

26.   It is unclear how your response to prior comment 20 addresses the last bullet point of that comment. Please provide us objective support for your statement that the planned product "should act to achieve better and more healthy toothbrushing," particularly given your disclosure on page 18 that "which brush you use is not the critical factor, but how you use it."

Contractual Obligations & Concessions, page 19

27.   We note your response to prior comment 21. Please reconcile the disclosure in this section that you acquired the technology with the disclosure in the first paragraph on page 18 that you licensed the technology.

Plan of Operation, page 20

28.   We reissue prior comment 23 which sought clarification of your disclosure, not merely a supplemental response.

General Working Capital, page 21

29.   Please clarify how, if you have $36,000 in liabilities as you disclose here and you require $40,000 to cover fees unrelated to development as you disclose on page 15 and in response to prior comment 22, you can develop a prototype if you raise only $30,000 as you disclose here (or $31,500 as you disclose on page 20).

Directors and Executive Officers, page 24

30.   We note your response to prior comment 27. However, your disclosure about the responsibilities of Mr. Rehavi and Ms. Zehavi to you does not disclose the nature of their responsibilities as "Senior Executive Manager" with "Strauss Ltd" and "Senior account executive" with "Derech Eretz Ltd," respectively. Therefore, we reissue the comment.

31.   We reissue prior comment 28. Please describe clearly in your prospectus the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Rehavi and Ms. Zehavi should serve as directors. Merely identifying your directors' background does not clarify for investors which elements in your disclosure reflect the specific experience, qualifications, attributes, or skills that led to the conclusion that the individuals should serve as directors at this time in light of your business and structure. See Regulation S-K Item 401(e).

Certain Relationships and Related Transactions, page 26

32.   Please disclose the portion of the $12,972 loan mentioned in the last paragraph that came from each of your officers. Also, disclose when you received the loans from each officer.

Director Independence, page 26

33.   We note your response to prior comment 29. Please state clearly whether your directors are independent in the manner required by Regulation S-K Item 407(a).

Our Common Stock, page 27

34.   Please disclose the date on which your outstanding securities could be sold pursuant to Rule 144.

35.   Please tell us about when you can make calls and assessments on your stock as mentioned in Article X Section 6 of exhibit 3.2 to your registration statement.

Offering Period and Expiration Date, page 29

36.   Your responses to prior comments 32 and 33 appear to be inconsistent. How could investors have rights as shareholders when they deliver the subscription agreement with funds if you could reject the subscription 12 days later? Will the investor be a stockholder of your company for those 12 days? Also, does the 12 days begin when the subscription agreement is sent or when you receive it? Please clarify.

Indemnification for Securities Act Liabilities, page 31

37.   Please tell us which section of your Certificate of Incorporation you are describing in the first sentence of this section. Also tell us why this section does not describe Article XII of your bylaws.

Available Information, page 31

38.   It does not appear that you responded to the second bullet point of prior comment 35. If you intend to file a registration statement to register a class of securities under Section 12 of the Exchange Act, tell us when you plan to file the registration statement; if not, revise to add appropriate risk factor disclosure explaining the significant difference in your reporting obligations under the Exchange Act as a result of this decision, particularly regarding the automatic reporting suspension in Section 15(d) and the applicability of Section 16 and the proxy rules.

Financial Statements

39.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Exhibits

40.   Please note that the text of your exhibits should not be presented as a graphic or image file. See the last sentence of Regulation S-T Item 304(e). Please re-file your exhibits accordingly.

Exhibit 10.1

41.   We note your response to prior comment 42. However, it appears that you re-filed the identical exhibit. Therefore, we reissue prior comment 42 to file an accurate and complete exhibit.

Exhibit 23.1

42.   Please include a currently dated and signed consent from your independent auditors with any amendment of the filing.

Exhibit 99.1

43.   We note your revisions in response to prior comment 44; however, it remains unclear why many of the agreements and representations you are requiring investors to make are appropriate. For example, you should not require any representation that implies that, by making the representation, your responsibilities or investors' rights under the Securities Act might be waived; see Section 14 of the Securities Act. Also, you should not require investors to make representations that are inconsistent with the facts of your transaction; for example, section 4(vi) of this exhibit appears to require investors to represent that this registered transaction is exempt from registration. Please provide us a separate analysis of each agreement and representation that you intend to require from investors, explaining to us why you believe the agreement or representation is appropriate and citing all authority on which you rely.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

       Sincerely,

       Russell Mancuso
       Branch Chief

cc (via fax): Michael S. Krome, Esq.